UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)

of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 5, 2015

CRESTWOOD MIDSTREAM PARTNERS LP

(Exact name of registrant as specified in its charter)

Delaware	001-35377	20-1647837
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

700 Louisiana Street, Suite 2550

Houston, Texas 77002

(Address of principal executive offices) (Zip Code)

(832) 519-2200

(Registrant’s telephone number, including area code)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2):

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☒	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

On May 5, 2015, Crestwood Midstream Partners LP, a Delaware limited partnership (the “Partnership”), entered into an Agreement and Plan of Merger (the “Merger Agreement”), by and among the Partnership, Crestwood Midstream GP, LLC, a Delaware limited liability company and the general partner of the Partnership (the “General Partner”), Crestwood Equity Partners LP, a Delaware limited partnership (“CEQP”), Crestwood Equity GP LLC, a Delaware limited liability company and the general partner of CEQP (the “CEQP GP”), CEQP ST SUB LLC, a Delaware limited liability company and a wholly owned subsidiary of CEQP (“MergerCo”), MGP GP, LLC. a Delaware limited liability company and wholly-owned subsidiary of CEQP (“MGP GP”), Crestwood Midstream Holdings LP, a Delaware limited partnership (“Midstream Holdings”) and Crestwood Gas Services GP, LLC, a Delaware limited liability company and wholly-owned subsidiary of the General Partner (“CGS GP”).

Subject to the satisfaction or waiver of certain conditions in the Merger Agreement, MergerCo, MGP GP and Midstream Holdings will merge with and into the Partnership, with the Partnership surviving the merger (the “Merger”). At the effective time of the Merger (the “Effective Time”), each issued and outstanding common unit representing a common limited partner interest of the Partnership (collectively, the “Partnership Common Units”), except for any Partnership Common Units owned by CEQP, CGS GP or their respective subsidiaries, will be converted into the right to receive 2.7500 common units representing limited partner interests in CEQP (the “CEQP Common Units”) and each issued and outstanding unit representing preferred limited partner interests in the Partnership (the “Partnership Preferred Units,” and together with the Partnership Common Units, the “Partnership Units”), except for any Partnership Preferred Units owned by CEQP or its subsidiaries, will be converted into the right to receive 2.7500 preferred units representing limited partner interests in CEQP (the “CEQP Preferred Units”). No fractional CEQP Common Units or fractional CEQP Preferred Units will be issued in the Merger, and holders of Partnership Common Units and Partnership Preferred Units will, instead, receive cash in lieu of fractional units, if any.

Immediately following the Effective Time, CEQP will contribute 100% of the equity interests of Crestwood Operations LLC, a Delaware limited liability company (“Crestwood Operations”), to the Partnership in exchange for additional limited partner interests in the Partnership, such that following the Merger and the related transactions provided for in the Merger Agreement, the General Partner will be a direct, wholly-owned subsidiary of CEQP and continue to be the sole general partner of the Partnership, and CEQP and CGS GP will own a 99.9% limited partner interest and a 0.1% limited partner interest, respectively, in the Partnership.

The Merger Agreement contains customary representations and warranties and covenants by each of the parties. Completion of the Merger is conditioned upon, among other things: (1) approval of the Merger by holders of a majority of the outstanding Partnership Common Units and Partnership Preferred Units (voting on an “as if converted” basis) voting together as a single class; (2) the absence of certain legal injunctions or impediments prohibiting the transactions; (3) the validity of the representations and warranties made by the parties to the Merger Agreement; (4) the performance of the covenants made by the parties to the Merger Agreement; (5) the effectiveness of a registration statement on Form S-4 with respect to the issuance by CEQP of the CEQP Common Units in connection with the Merger; (6) the receipt of certain tax opinions; (7) approval for the listing of the CEQP Common Units to be issued in connection with the Merger on the New York Stock Exchange; and (8) the nonoccurrence of certain events that would have a material adverse effect on the business of the Partnership or CEQP.

As a condition to closing of transactions contemplated under the Merger Agreement, the parties have agreed to execute and deliver (i) an amendment (the “First Amendment to the CEQP Partnership Agreement”) to that certain Fifth Amended and Restated Agreement of Limited Partnership of CEQP (the “CEQP Partnership Agreement”), effecting the conversion of Partnership Preferred Units to CEQP Preferred Units, (ii) an amendment to the CEQP Partnership Agreement (the “Second Amendment to the CEQP Partnership Agreement”) effecting a change in the definition of “Operating Surplus” to provide that such term shall include an amount equal to the operating surplus of the Partnership immediately prior to the Effective Time; (iii) a Registration Rights Agreement intended to give the holders of Partnership Preferred Units substantially the same rights as they currently have under a corresponding agreement with the Partnership; and (iv) a Board Representation and Standstill Agreement intended to give the holders of Partnership Preferred Units substantially the same rights as they currently have under a corresponding agreement with the Partnership.

The Merger Agreement provides that the Partnership will convene a meeting of Partnership unitholders to consider and vote on the approval of the Merger Agreement and the Merger, subject to the terms and conditions of the Merger Agreement. The Merger Agreement permits, subject to certain conditions, the conflicts committee (the “Conflicts Committee” of the board of directors of the General Partner (the “Board”) or the Board to withdraw, modify or qualify its recommendations and to publicly approve or recommend an Acquisition Proposal (as defined in the Merger Agreement) (a “CMLP Change in Recommendation”) if it has concluded in its good faith judgment, after consultation with its outside legal counsel and financial advisors, that failure to make a CMLP Change in Recommendation would be inconsistent with its duties under the Partnership’s partnership agreement and applicable law.

The Merger Agreement contains provisions granting each of CEQP and the Partnership the right to terminate the Merger Agreement for certain reasons, including, among others, (1) by either party, if the Merger has not been consummated on or before December 31, 2015 or upon the failure of the Partnership to obtain approval of the Merger by the affirmative vote or consent of holders of at least a majority of the outstanding Partnership Common Units and Partnership Preferred Units (voting on an “as if converted” basis) voting together as a single class, (2) by CEQP, in the event that the board of directors of CEQP GP determines to abandon the transaction or in the event the Conflicts Committee changes its recommendation and (3) by the Partnership, in the event the Conflicts Committee changes its recommendation and the Partnership has paid CEQP’s expenses pursuant to the Merger Agreement.

Support Agreements

In connection with the Merger Agreement, the Partnership entered into (i) a Support Agreement, dated as of May 5, 2015 (the “CGS GP Support Agreement”), by and among CEQP, the Partnership and CGS GP, pursuant to which, CEQP, which directly owns 7,137,841 Partnership Common Units, and CGS GP, which directly owns 21,597 Partnership Common Units, agreed to vote their respective Partnership Common Units in favor of the adoption of the Merger Agreement at any meeting of Partnership unitholders and (ii) a Support Agreement, dated as of May 5, 2015 (the “Holdings Support Agreement,” and together with the CGS GP Support Agreement, the “Support Agreements”), by and among CEQP, the Partnership, Crestwood Holdings LLC, a Delaware limited liability company (“Holdings”) and Crestwood Gas Services Holdings LLC, a Delaware limited liability company and wholly-owned subsidiary of Holdings (“CGS LLC,” and collectively with CEQP, CGS GP and Holdings, the “Supporting Parties”), pursuant to which, Holdings, which directly owns 2,497,071 Partnership Common Units, and CGS LLC, which directly owns 18,339,314 Partnership Common Units, agreed to vote their respective Partnership Common Units in favor of the adoption of the Merger Agreement at any meeting of Partnership unitholders.

The Support Agreements will terminate upon the earlier of (i) the Effective Time, (ii) the termination of the Merger Agreement in accordance with its terms, (iii) a CMLP Change in Recommendation permitted under the Merger Agreement, (iv) the written consent of CEQP and the Conflicts Committee, on behalf of the Partnership, to terminate the Support Agreements, (v) December 31, 2015 or (vi) the making of any change, by amendment, waiver or other modification by any party to any provision of the Merger Agreement that is adverse to any of the Supporting Parties without the prior written consent of the Supporting Parties.

Letter Agreements Regarding Change of Control Election

In connection with the Merger Agreement, the Partnership entered into (i) a Letter Agreement Regarding Change of Control Election, dated as of May 5, 2015 (the “GE Letter Agreement”), by and among CEQP, the Partnership, CGS GP and GE Structured Finance, Inc. (the “GE”), (ii) a Letter Agreement Regarding Change of Control Election, dated as of May 5, 2015 (the “GSO Letter Agreement”), by and among CEQP, the Partnership, CGS GP and GSO COF II Holdings Partners LP (“GSO”) and (iii) Letter Agreement Regarding Change of Control Election, dated as of May 5, 2015 (the “Magnetar Letter Agreement,” and collectively with the GE Letter Agreement and the GSO Letter Agreement, the “Letter Agreements”), by and among CEQP, the Partnership, CGS GP and the Preferred Holders named therein (the “Magnetar Preferred Holders,” and collectively with GE and GSO the “Preferred Holders,” and each a “Preferred Holder”), pursuant to which, subject to the terms and conditions set forth in the Letter Agreements, each Preferred Holder intends to support the Merger and also agrees, solely with respect to the Change of Control (as defined in the Partnership Agreement) that will result from the Merger, if consummated: (A) to elect to have all of the Partnership Preferred Units held of record by such Preferred Holder exchanged, in accordance with the terms of that certain First Amended and Restated Agreement of Limited Partnership of the Partnership, (the “Partnership Agreement”), as amended, for CEQP Preferred Units created pursuant to the First Amendment to the CEQP Partnership Agreement in accordance with the terms of the Merger Agreement, and to become a limited partner in CEQP in accordance with the terms of the CEQP Partnership Agreement, as amended by the First Amendment to the CEQP Partnership Agreement; and (B) if the CEQP Preferred Units are created pursuant to the First Amendment to the CEQP Partnership Agreement, then the CEQP Partnership Preferred Units shall constitute Substantially Equivalent Units (as defined in the Partnership Agreement).

Cautionary Statements

The foregoing descriptions of the Merger Agreement, the Support Agreements and the Letter Agreements are qualified in their entirety by reference to the full text of the agreements (including the annexes thereto), which are attached hereto as Exhibits 2.1, 10.1, 10.2, and 10.3 respectively, and incorporated herein by reference.

The Merger Agreement is filed herewith to provide investors with information regarding its terms and is not intended to provide any other factual information about CEQP or the Partnership. In particular, the assertions embodied in the representations and warranties contained in the Merger Agreement are as of specified dates and were made only for purposes of the Merger Agreement. Such representations and warranties are solely for the benefit of the parties to the Merger Agreement, and may be subject to limitations agreed between the parties, including being qualified by information contained in the disclosure letters exchanged between the parties in connection with the execution of the Merger Agreement that may modify and create exceptions to the representations and warranties set forth in the Merger Agreement. Moreover, certain representations and warranties in the Merger Agreement were used for the purpose of allocating risk among the parties thereto, rather than establishing matters as facts. Accordingly, they should not be relied upon as statements of factual information. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations and warranties in the Merger Agreement as characterizations of the actual state of facts about CEQP or the Partnership. None of the representations and warranties contained in the Merger Agreement will have any legal effect among the parties to the Merger Agreement after the closing of the Merger.

Item 7.01	Regulation FD Disclosure.

On May 6, 2015, CEQP and the Partnership issued a joint press release relating to the Merger. A copy of the press release is attached as Exhibit 99.1 to this Current Report on Form 8-K and is incorporated herein by reference.

A copy of the press release is being furnished pursuant to General Instruction B.2 of Form 8-K and is not deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), nor is it subject to the liabilities of that section. Neither the information contained in this Section 7.01 nor the information in the press release shall be deemed to be incorporated by reference into the filings of the Partnership under the Securities Act, except as set forth with respect thereto in any such filing.

Item 8.01	Other Events.

To the extent required, the information included in Item 7.01 of this Form 8-K is incorporated into this Item 8.01.

Additional Information and Where to Find It

This Current Report on Form 8-K contains information about the proposed merger involving CEQP and the Partnership. In connection with the proposed merger, CEQP will file with the SEC a registration statement on Form S-4 that will include a proxy statement/prospectus for the unitholders of the Partnership. The Partnership will mail the final proxy statement/prospectus to its unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS FILED OR TO BE FILED WITH THE SEC CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT CEQP, THE PARTNERSHIP, THE PROPOSED MERGER AND RELATED MATTERS. Investors and unitholders will be able to obtain free copies of the proxy statement/prospectus (when available) and other documents filed with the SEC by CEQP or the Partnership through the website maintained by the SEC at www.sec.gov. In addition, investors and unitholders will be able to obtain free copies of documents filed by CEQP or the Partnership with the SEC from Crestwood’s website, www.crestwoodlp.com.

Participants in the Solicitation

CEQP, the Partnership, and their respective general partner’s directors and executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of the Partnership in respect of the proposed merger transaction. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the unitholders of the Partnership in connection with the proposed transaction, including a description of their direct or indirect interests, by security holdings or otherwise, will be set forth in the proxy statement/prospectus when it is filed with the SEC. Information regarding the Partnership’s directors and executive officers is contained in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Information regarding CEQP’s directors and executive officers is contained in

CEQP’s Annual Report on Form 10-K for the year ended December 31, 2014, which was filed with the SEC on March 2, 2015, and any subsequent statements of changes in beneficial ownership filed with the SEC. Free copies of these documents may be obtained from the sources described above.

Forward-Looking Statements

The statements in this Current Report on Form 8-K regarding future events, occurrences, circumstances, activities, performance, outcomes and results are forward-looking statements. Although these statements reflect the current views, assumptions and expectations of CEQP’s or the Partnership’s management, the matters addressed herein are subject to numerous risks and uncertainties which could cause actual activities, performance, outcomes and results to differ materially from those indicated. Such forward-looking statements include, but are not limited to, statements about the benefits that may results from the merger and statements about the future financial and operating results, objectives, expectations and intentions and other statements that are not historical facts. Factors that could result in such differences or otherwise materially affect CEQP’s or the Partnership’s financial condition, results of operations and cash flows include, without limitation, the possibility that expected cost reductions will not be realized, or will not be realized within the expected timeframe; fluctuations in crude oil, natural gas and NGL prices (including, without limitation, lower commodity prices for sustained periods of time); the extent and success of drilling efforts, as well as the extent and quality of natural gas and crude oil volumes produced within proximity of CEQP or the Partnership assets; failure or delays by customers in achieving expected production in their oil and gas projects; competitive conditions in the industry and their impact on our ability to connect supplies to CEQP or Partnership gathering, processing and transportation assets or systems; actions or inactions taken or non-performance by third parties, including suppliers, contractors, operators, processors, transporters and customers; the ability of CEQP or the Partnership to consummate acquisitions, successfully integrate the acquired businesses, realize any cost savings and other synergies from any acquisition; changes in the availability and cost of capital; operating hazards, natural disasters, weather-related delays, casualty losses and other matters beyond CEQP’s or the Partnership’s control; timely receipt of necessary government approvals and permits, the ability of CEQP or the Partnership to control the costs of construction, including costs of materials, labor and right-of-way and other factors that may impact CEQP’s or the Partnership’s ability to complete projects within budget and on schedule; the effects of existing and future laws and governmental regulations, including environmental and climate change requirements; the effects of existing and future litigation; and risks related to the substantial indebtedness, of either company, as well as other factors disclosed in CEQP’s or the Partnership’s filings with the U.S. Securities and Exchange Commission. You should read filings made by CEQP or the Partnership with the U.S. Securities and Exchange Commission, including Annual Reports on Form 10-K and the most recent Quarterly Reports and Current Reports for a more extensive list of factors that could affect results. Readers are cautioned not to place undue reliance on forward-looking statements, which reflect management’s view only as of the date made. Neither CEQP nor the Partnership assumes any obligation to update these forward-looking statements.

Item 9.01	Financial Statements and Exhibits.

(d)	Exhibits.

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 5, 2015, by and among Crestwood Equity Partners L.P., Crestwood Equity GP LLC, CEQP ST SUB LLC, MGP GP, LLC, Crestwood Midstream Holdings LP, Crestwood Midstream Partners LP, Crestwood Midstream GP LLC and Crestwood Gas Services GP, LLC.

10.1	Support Agreement, dated as of May 5, 2015, by and among Crestwood Equity Partners L.P., Crestwood Midstream Partners LP and CGS GP.

10.2	Support Agreement, dated as of May 5, 2015, by and among Crestwood Equity Partners L.P., Crestwood Midstream Partners LP, Crestwood Holdings LLC and Crestwood Gas Services Holdings LLC.

10.3	Form of Letter Agreement

99.1	Joint Press Release dated May 6, 2015.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

CRESTWOOD MIDSTREAM PARTNERS LP

	By:	Crestwood Midstream GP, LLC, its General Partner

Date: May 6, 2015	By:	/s/ Joel C. Lambert
Name: Joel C. Lambert
Title: Senior Vice President, General Counsel and Corporate Secretary

EXHIBIT INDEX

Exhibit No.	Description

2.1	Agreement and Plan of Merger, dated as of May 5, 2015, by and among Crestwood Equity Partners L.P., Crestwood Equity GP LLC, CEQP ST SUB LLC, MGP GP, LLC, Crestwood Midstream Holdings LP, Crestwood Midstream Partners LP, Crestwood Midstream GP LLC and Crestwood Gas Services GP, LLC.

10.1	Support Agreement, dated as of May 5, 2015, by and among Crestwood Equity Partners L.P., Crestwood Midstream Partners LP and CGS GP.

10.2	Support Agreement, dated as of May 5, 2015, by and among Crestwood Equity Partners L.P., Crestwood Midstream Partners LP, Crestwood Holdings LLC and Crestwood Gas Services Holdings LLC.

10.3	Form of Letter Agreement

99.1	Joint Press Release dated May 6, 2015.